                                                                    EXHIBIT 99.2
                                                           [English Translation]
                                                               February 10, 2004
                                                                 Fair Disclosure

                              Hanaro Telecom, Inc.
                         2004 January Subscriber Numbers

1.   BROADBAND

                            Products                               Subscribers
     -------------------------------------------------------------------------
     Residential            ADSL                                    1,028,081
                            Cable Modem                             1,454,609
                            -------------------------------------------------
                            SUB-TOTAL                               2,482,690
     -------------------------------------------------------------------------
     Corporate              ADSL                                       18,358
                            Cable Modem                                 1,574
                            -------------------------------------------------
                            SUB-TOTAL                                  19,932
     -------------------------------------------------------------------------
     VDSL                                                             174,361
     -------------------------------------------------------------------------
     LMDS                                                              26,344
     -------------------------------------------------------------------------
     Wireless LAN*                                                     23,468
     -------------------------------------------------------------------------
                              TOTAL                                 2,726,795
     -------------------------------------------------------------------------
                            NET ADDITION                                1,232
     -------------------------------------------------------------------------


2.   VOICE

                           Products                                   Lines
     ------------------------------------------------------------------------
     Residential                                                      696,353
     ------------------------------------------------------------------------
     Corporate                                                        266,838
     ------------------------------------------------------------------------
     VoIP                                                              46,237
     ------------------------------------------------------------------------
                               TOTAL                                1,009,428
     ------------------------------------------------------------------------
                           NET ADDITION                                 8,047
     ------------------------------------------------------------------------

3.   LEASED LINE

                             Products                                  Lines
     ------------------------------------------------------------------------
     Leased line                                                       3,247
     ------------------------------------------------------------------------
     Internet dedicated                                                3,118
     ------------------------------------------------------------------------
     LMDS(I/D)                                                            10
     ------------------------------------------------------------------------
     Wireless LAN Leased Line                                              -
     ------------------------------------------------------------------------
     International Leased Line                                            41
     ------------------------------------------------------------------------
                               TOTAL                                   6,416
     ------------------------------------------------------------------------
                           NET ADDITION                                 -264
     ------------------------------------------------------------------------

4.   GRAND TOTAL

     ------------------------------------------------------------------------
                    TOTAL                                          3,742,639
     ------------------------------------------------------------------------
                NET ADDITION                                           9,015
     ------------------------------------------------------------------------


     *    BASED ON NUMBER OF IDS, WIRELESS LAN HAS 43,936 SUBSCRIBERS.